Exhibit 99.15

ELEMENTAL ALTUS ROYALTIES CORP.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2024 and 2023

(Unaudited - Expressed in US Dollars)

ELEMENTAL ALTUS ROYALTIES CORP.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As at March 31, 2024 and December 31, 2023

(Unaudited - Expressed in thousands of US Dollars)

		March 31,	December 31,
		2024	2023
	Notes	$’000	$’000
Assets
Current assets
Cash and cash equivalents		9,031	11,287
Accounts receivable and other	3	6,644	7,194
Held-for-sale assets	13	362	303
Total current assets		16,037	18,784

Non-current assets
Royalty interests	4	108,558	110,186
Accounts receivable and other	3	13,668	13,525
Investments in associates	5	42,488	42,978
Investments	6	2,248	3,449
Total non-current assets		166,962	170,138
Total assets		182,999	188,922

Liabilities
Current liabilities
Accounts payable and accrued liabilities	7	1,840	1,932
Held-for-sale liabilities	13	83	61
Total current liabilities		1,923	1,993

Non-current liabilities
Borrowings	8	25,000	30,000
Deferred tax liability		1,687	1,730
Total non-current liabilities		26,687	31,730
Total liabilities		28,610	33,723

Equity
Share capital	9	177,424	177,424
Contributed surplus		5,708	5,664
Accumulated other comprehensive income (“AOCI”)		1,138	1,280
Deficit		(29,881)	(29,169)
Total equity		154,389	155,199
Total liabilities and equity		182,999	188,922

Approved by the Board of Directors on May 16, 2024
Commitments (note 14)
Subsequent events (note 16)	Frederick Bell, CEO/Director	“Frederick Bell”

	Martin Turenne, Director	“Martin Turenne”

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

ELEMENTAL ALTUS ROYALTIES CORP.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

For the Three Months Ended March 31, 2024 and 2023

(Unaudited - Expressed in thousands of US Dollars)

	Notes	March 31, 2024 $’000	March 31, 2023 $’000
Revenue from royalty interests	4	3,327	2,806
Total Revenue		3,327	2,806

Depletion of royalty interests	4	(1,628)	(1,875)
Gross profit		1,699	931

General and administrative expenses	10	(1,534)	(1,890)
Project evaluation expenses	10	(25)	(47)
Transaction related expenses	10	(400)	-
Impairment charge		-	(124)
Share-based compensation expense	9	(346)	(19)
Share of profit of associate	5	524	209
Loss on disposal	6	(36)	-
Profit from operations		(118)	(940)

Other income and expenses
Interest income		29	30
Interest and finance expenses	8	(666)	(620)
Fair value gain on investments	6	1	(184)
Foreign exchange (loss)/gain		(94)	35
Other income/gain		166	339
Loss before income taxes		(682)	(1,340)

Tax expense	10	(302)	(288)
Net loss for the period of continuing operations		(984)	(1,628)

Net loss of discontinued operations	13	(30)	(288)
Total net loss		(1,014)	(1,916)

Other comprehensive profit /(loss)
Items that may be reclassified subsequently to profit and loss:
Foreign currency translation adjustment		(142)	(94)
Other comprehensive loss		(142)	(94)
Total comprehensive loss		(1,156)	(2,010)

Loss per share – basic and diluted
Continuing operations		(0.01)	(0.01)
Discontinued operations		-	-
Total net loss		(0.01)	(0.01)
Weighted average number of shares outstanding – basic and diluted		195,990,392	181,578,547

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

ELEMENTAL ALTUS ROYALTIES CORP.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Three Months Ended March 31, 2024 and 2023

(Unaudited - Expressed in thousands of US Dollars)

	March 31, 2024 $’000	March 31, 2023 $’000
Operating activities
Net loss for the period	(1,014)	(1,916)
Adjustments for:
Depletion of royalty interests	1,628	1,875
Depreciation of property, plant and equipment	-	24
Impairment charge	-	124
Unrealized foreign exchange	(35)	(145)
Share-based compensation expense	346	19
Loss on disposal	36	-
Fair value loss on investments	(1)	184
Share of profit of associate	(524)	(209)
Interest income	(29)	(30)
Interest and finance expenses	666	620
Tax expense	302	288
Other non-cash items	148	-
	1,225	834
Changes in non-cash working capital items:
Accounts receivable and other	(634)	(375)
Accounts payable and accrued liabilities	(185)	(638)
Cash generated from/(used for) operating activities before taxes	406	(179)
Taxes paid	(231)	(401)
Cash generated from/(used for) operating activities	175	(580)

Investing activities
Purchase of royalty interests	-	(3,481)
Investment in exploration assets	-	(793)
Proceeds from sale of equity investments (note 6)	2,334	-
Purchase of PPE	-	(17)
Distribution from associate (note 5)	995	512
Cash generated from/(used for) investing activities	3,329	(3,779)

Financing activities
Interest received	-	30
Interest paid	(666)	(701)
Repayment of loan principal (note 8)	(5,000)	-
Cash used for financing activities	(5,666)	(671)

Exchange differences on cash and cash equivalents	(94)	35

Change in cash and cash equivalents	(2,256)	(4,995)
Cash and cash equivalents, beginning of the period	11,287	17,478
Cash and cash equivalents, end of the period	9,031	12,483

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

ELEMENTAL ALTUS ROYALTIES CORP.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the Three Months Ended March 31, 2024 and 2023

(Unaudited - Expressed in thousands of US Dollars)

	Ordinary shares #	Share capital $’000	Contributed Surplus $’000	AOCI $’000	Deficit $’000	Total Equity $’000
Balance as at December 31, 2022	180,886,010	165,038	6,987	340	(25,938)	146,427
Issued during the period:
Pursuant to acquisition of royalty assets	1,598,162	1,547	-	-	-	1,547
Less: other cash issuance costs	-	(6)	-	-	-	(6)
Share-based compensation expense	-	-	19	-	-	19
Loss and comprehensive loss for the period	-	-	-	(94)	(1,916)	(2,010)
Balance as at March 31, 2023	182,484,172	166,579	7,006	246	(27,854)	145,977

Balance as at December 31, 2023	195,990,392	177,424	5,664	1,280	(29,169)	155,199
Share-based compensation expense	-	-	346	-	-	346
Forfeit of share options	-	-	(302)	-	302	-
Comprehensive loss for the period	-	-	-	(142)	(1,014)	(1,156)
Balance as at March 31, 2024	195,990,392	177,424	5,708	1,138	(29,881)	154,389

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

ELEMENTAL ALTUS ROYALTIES CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Ended March 31, 2024 and 2023

(Unaudited - Expressed in US Dollars, except where otherwise noted)

1.	NATURE OF OPERATIONS

Elemental Altus Royalties Corp. (the “Company” or “Elemental Altus”) was incorporated (as Elemental Royalties Corp.) on March 11, 2014, under the laws of the Province of British Columbia. The Company is primarily involved in the acquisition and generation of precious metal royalties. The registered office address is Suite 1020, 800 West Pender Street, Vancouver, British Columbia, Canada. The Company’s common shares trade on the TSX Venture Exchange under the ticker symbol “ELE” and the OTCQX market under the trading symbol “ELEMF”.

These condensed interim consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will be able to meet its obligations and continue its operations for at least twelve months from March 31, 2024.

2.	BASIS OF PRESENTATION

(A)	Statement of compliance

These unaudited condensed interim consolidated financial statements have been prepared in accordance with IFRS Accounting Standards applicable to the preparation of interim financial statements, under International Accounting Standard 34, Interim Financial Reporting. The condensed interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2023.

The Company uses the same accounting policies and methods of computation as in the annual consolidated financial statements for the year ended December 31, 2023. There was no material impact on the financial statements from new accounting standards or amendments to accounting standards, effective January 1, 2024.

The condensed interim consolidated financial statements are presented in US Dollars. The notation “$” represents US dollars, “C$” represents Canadian dollars, and A$ represents Australian dollars.

The condensed interim consolidated financial statements were approved by the Board of Directors and authorized for issue on May 16, 2024.

(B)	Basis of consolidation

These condensed interim consolidated financial statements include the accounts of the Company and its subsidiaries. Material subsidiaries are listed in the following table:

			% Equity Interest as at
Name	Country of Incorporation	Functional Currency	March 31, 2024	December 31, 2023
Elemental One Limited	BVI	US Dollar	100	100
Elemental Royalties (Australia) Pty Ltd	Australia	US Dollar	100	100
Elemental Resources Limited	England & Wales	Pound Sterling	100	100
Altus Exploration Management Limited	England & Wales	Pound Sterling	100	100
Elemental Royalties Delaware LLC	United States of America	US Dollar	100	100

ELEMENTAL ALTUS ROYALTIES CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Ended March 31, 2024 and 2023

(Unaudited - Expressed in US Dollars, except where otherwise noted)

2.	BASIS OF PRESENTATION (continued)

(C)	Critical accounting estimates and judgements

The Company uses the same critical accounting estimates and judgements as those that applied to the annual consolidated financial statements for the year ended December 31, 2023.

(D)	New accounting standards adopted

New accounting standards effective in 2024

There was no material impact on the financial statements from new accounting standards or amendments to accounting standards, effective January 1, 2024.

Amendments IAS 1 – Classification of Liabilities as Current or Non-current

The IASB issued amendments to IAS 1 Presentation of Financial Statements (“IAS 1”). The amendments clarify that the classification of liabilities as current or non-current is based on rights that are in existence at the end of the reporting period. Classification is unaffected by the entity’s expectation or events after the reporting date. Covenants of loan arrangements will affect the classification of a liability as current or non-current if the entity must comply with a covenant either before or at the reporting date, even if the covenant is only tested for compliance after the reporting date. There was no significant impact on the Company’s consolidated interim financial statements as a result of the adoption of these amendments.

New accounting standards issued but not yet effective

Certain new accounting standards and interpretations have been published that are not mandatory for the current year and have not been early adopted. These standards are not expected to have a material impact on the Company’s current or future reporting periods.

The amendments are not expected to have a significant impact on the Company’s consolidated financial statements.

ELEMENTAL ALTUS ROYALTIES CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Ended March 31, 2024 and 2023

(Unaudited - Expressed in US Dollars, except where otherwise noted)

3.	ACCOUNTS RECEIVABLE AND OTHER

Amounts due within 1 year (current)

	March 31, 2024 $’000	December 31, 2023 $’000
Trade receivable	944	3,441
Accrued royalty income	3,334	2,586
Prepayments	80	107
Amounts due from related parties (note 11)	724	735
GST/VAT receivable	173	157
Other receivables	1,389	168
Total accounts receivable and other	6,644	7,194

Amounts due after 1 year (non-current)

	March 31, 2024 $’000	December 31, 2023 $’000
Trade receivable	13,301	13,157
Amounts due from related parties (note 11)	367	368
Total accounts receivable and other	13,668	13,525

The trade receivable balance includes the deferred production-based milestones from the Diba royalty and deferred consideration from the disposal of the Ming gold stream.

The other receivables balance in 2024 includes $1.18 million of cash proceeds to be received from the disposal of the Company’s equity investment in Canyon Resources Ltd (note 6). The Company received the cash payment of $1.18 million on April 4, 2024.

ELEMENTAL ALTUS ROYALTIES CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Ended March 31, 2024 and 2023

(Unaudited - Expressed in US Dollars, except where otherwise noted)

4.	ROYALTY INTERESTS

As of and for the three months ended March 31, 2024

	COST			ACCUMULATED DEPLETION
	Opening $’000	Additions/ (Disposal) $’000	Ending $’000	Opening $’000	Depletion $’000	Ending $’000	Carrying Amount $’000
Amancaya Chile	3,614	-	3,614	3,137	28	3,165	449
Ballarat Australia	5,841	-	5,841	1,006	76	1,082	4,759
Bonikro Côte d’Ivoire	12,405	-	12,405	947	438	1,385	11,020
Cactus U.S.A	9,918	-	9,918	-	-	-	9,918
Karlawinda Australia	37,166	-	37,166	6,597	584	7,181	29,985
Laverton Australia	16,071	-	16,071	-	-	-	16,071
Diba Mali	11,196	-	11,196	-	-	-	11,196
Mercedes Mexico	999	-	999	171	32	203	796
Mount Pleasant Australia	476	-	476	338	26	364	112
Panton Sill Australia	94	-	94	-	-	-	94
SKO Australia	1,243	-	1,243	163	33	196	1,047
Wahgnion Burkina Faso	12,379	-	12,379	4,773	411	5,184	7,195
Western Queen Australia	2,009	-	2,009	-	-	-	2,009

Development assets Australia and other	13,907	-	13,907	-	-	-	13,907

Total	127,318	-	127,318	17,132	1,628	18,760	108,558

ELEMENTAL ALTUS ROYALTIES CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Ended March 31, 2024 and 2023

(Unaudited - Expressed in US Dollars, except where otherwise noted)

4.	ROYALTY INTERESTS (continued)

As of and for the year ended December 31, 2023

	COST				ACCUMULATED DEPLETION
	Opening $’000	Additions $’000	Impairment & Disposal $’000	Ending $’000	Opening $’000	Depletion $’000	Impairment & Disposal $’000	Ending $’000	Carrying Amount $’000
Amancaya Chile	3,614	-	-	3,614	2,706	431	-	3,137	477
Ballarat Australia	5,625	216	-	5,841	339	667	-	1,006	4,835
Bonikro Côte d’Ivoire	12,405	-	-	12,405	29	918	-	947	11,458
Cactus U.S.A	-	9,918	-	9,918	-	-	-	-	9,918
Karlawinda Australia	37,166	-	-	37,166	3,894	2,703	-	6,597	30,569
Kwale Kenya	943	-	(943)	-	819	-	(819)	-	-
Laverton Australia	16,071	-	-	16,071	-	-	-	-	16,071
Diba Mali	-	11,196	-	11,196	-	-	-	-	11,196
Mercedes Mexico	999	-	-	999	69	102	-	171	828
Mount Pleasant Australia	476	-	-	476	204	134	-	338	138
Mulgarrie Australia	250	-	(250)	-	-	84	(84)	-	-
Panton Sill Australia	94	-	-	94	-	-	-	-	94
SKO Australia	1,243	-	-	1,243	37	126	-	163	1,080
Wahgnion Burkina Faso	12,379	-	-	12,379	3,037	1,736	-	4,773	7,606
Western Queen Australia	2,009	-	-	2,009	-	-	-	-	2,009

Development assets Australia and other	7,913	6,094	(100)	13,907	-	-	-	-	13,907

Ming Stream Canada	11,377	-	(11,377)	-	152	-	(152)	-	-

Total	112,564	27,424	(12,670)	127,318	11,286	6,901	(1,055)	17,132	110,186

ELEMENTAL ALTUS ROYALTIES CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Ended March 31, 2024 and 2023

(Unaudited - Expressed in US Dollars, except where otherwise noted)

4.	ROYALTY INTERESTS (continued)

The following table summarizes the Company’s total revenue from royalty interests during the three months ended March 31, 2024 and 2023:

	March 31, 2024 $’000	March 31, 2023 $’000
Revenue from royalties
Amancaya	72	237
Ballarat	54	35
Bonikro	929	179
Karlawinda	1,180	1,260
Mercedes	265	239
Mount Pleasant	96	103
SKO	70	84
Wahgnion	661	669
Total revenue	3,327	2,806

The Company royalty on Caserones is recognised as an investment in associate (note 5) in accordance with IAS 28 “Investments in Associates and Joint Ventures”.

ELEMENTAL ALTUS ROYALTIES CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Ended March 31, 2024 and 2023

(Unaudited - Expressed in US Dollars, except where otherwise noted)

5.	INVESTMENT IN ASSOCIATES

The Company holds three investments in associates as shown in the table below:

	SLM California (Caserones)	Legend Gold Mali (Tabakarole)	Aterian plc	Total
	$’000	$’000	$’000	$’000
Opening balance at January 1, 2023	33,426	3,026	3,803	40,255
Additions	4,603	-	-	4,603
Share of profit or (loss) for the period	2,662	16	(520)	2,158
Distribution received	(4,140)	-	-	(4,140)
FX revaluation	-	-	102	102
Balance as at December 31, 2023	36,551	3,042	3,385	42,978
Share of profit or (loss) for the period	610	(2)	(82)	526
Distributions received	(995)	-	-	(995)
FX revaluation	-	-	(21)	(21)
Closing balance at March 31, 2024	36,166	3,040	3,282	42,488

In the statement of comprehensive loss, the share of profit of associate of $0.52 million is formed of share of profit for the period of $0.53 million and FX revaluation loss of $0.01 million.

SLM California (Caserones), Chile

As of March 31, 2024, the Company held a 0.473% NSR royalty interest on the Caserones copper mine in northern Chile. The royalty is owned through the Company’s 50% interest in Minera Tercero SpA which owns 45.6% of Sociedad Legal Minera California Una de la Sierra Peña Negra (“SLM California”) and a 100% owned company, EA Regalías Chile SpA, which owns 1.56% of SLM California.

Minera Tercero SpA is jointly controlled by the Company and another operator and is accounted for as a joint operation. The Company recognizes 50% of the principal asset held by Minera Tercero SpA, which is an investment in SLM California and 50% of the respective income and expenses. SLM California is an associate of Minera Tercero SpA and is accounted for using the equity method. The Company’s 50% share of profit/loss of the associate recognized by Minera Tercero SpA under the equity method is shown in the Statement of Comprehensive Loss. Distributions received from the associate reduce the carrying amount of the investment.

The Company received distributions from SLM California in respect of the royalty on production at the Caserones mine during quarter of $1.00 million with respect of the quarter ended March 31, 2024 (quarter ended March 31, 2023: $0.51 million). The distributions were calculated after provisions made by SLM California for expenses and Chilean income tax. The Company adjusted this share of profit through an amortization of the investment based on a depletion calculation performed on the underlying royalty asset in order to conform with Elemental Altus’ consolidated accounting policies.

ELEMENTAL ALTUS ROYALTIES CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Ended March 31, 2024 and 2023

(Unaudited - Expressed in US Dollars, except where otherwise noted)

5.	INVESTMENT IN ASSOCIATES (continued)

Legend Gold Mali

Legend Gold Mali SARL is a wholly owned subsidiary of Legend Mali UK II Ltd, a holding company which is a 30%- owned associate of the Company, and holds the Tabakorole gold project and two contiguous licences with a total area of 292km2 in southern Mali. The Company’s interest in Legend Mali UK II Ltd. is accounted for using the equity method. The company is the subject of an agreement between the Company and Marvel Gold that was renewed in January 2022, under which Marvel Gold retains the right to increase its holding to 80% by sole funding a definitive feasibility study on the Tabakorole project.

Aterian Plc

Aterian Plc is a 22.14%-owned associate of the Company which holds a portfolio of 15 exploration and evaluation projects in Morocco and one lithium exploration project in Rwanda. The Company has appointed one member of the board of Aterian. As the Company has significant influence but not control or joint control over Aterian, it is treated as an investment in associate and accounted for using the equity method. The shares of Aterian Plc are listed on the London Stock Exchange (LON: ATN).

6.	INVESTMENTS

Investments carried at fair value through profit or loss comprise listed equity shares (Level 1) and non listed equity shares (Level 2). All four investments currently held by the Company are portfolio investments where the Company owns less than a 20% interest.

2024
$’000
Opening balance at January 1, 2024	3,449
Additions	2,357
Disposals	(3,685)
Revaluation gain	127
Closing balance at March 31, 2024	2,248

Of the $0.01 million of fair value gain in the statement of comprehensive loss, $0.13 million was an unrealized foreign exchange gain on the revaluation of the Company’s investments.

On February 12, 2024, the Company received $2.36 million Firefly Metals Ltd shares as part of its consideration for the disposal of the Ming Gold Stream in 2023. On February 27, 2024, the Company sold its entire shareholding in Firefly metals for $2.33 million, resulting a loss on disposal of $0.03 million.

On March 27, 2024, the Company sold its entire shareholding interest in Canyon Resources Ltd for $1.18 million, resulting in a loss on disposal of $0.01 million. The Company received the cash payment of $1.18 million on April 04, 2024.

ELEMENTAL ALTUS ROYALTIES CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Ended March 31, 2024 and 2023

(Unaudited - Expressed in US Dollars, except where otherwise noted)

6.	INVESTMENTS (continued)

a)	Fair values of financial assets and liabilities measured at fair value

The categories of the fair value hierarchy that reflect the significance of inputs used in making fair value measurements are as follows:

Level 1 - quoted prices in active markets for identical assets or liabilities;

Level 2 - inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 - inputs for the asset or liability that are not based on observable market data.

The levels in the fair value hierarchy into which our financial assets and liabilities that are measured and recognized in the condensed consolidated interim statements of financial position at fair value on a recurring basis were categorized as follows:

	Fair value at March 31, 2024 ($’000)
	Level 1	Level 2	Level 3	Total
Recurring Measurements
Cash and cash equivalents	9,031	-	-	9,031
Investments	174	2,074	-	2,248
Borrowings	(25,000)	-	-	(25,000)
Total	(15,795)	2,074	-	(13,721)

	Fair value at December 31, 2023 ($’000)
	Level 1	Level 2	Level 3	Total
Recurring Measurements
Cash and cash equivalents	11,287	-	-	11,287
Investments	1,375	2,074	-	3,449
Borrowings	(30,000)	-	-	(30,000)
Total	1,449	2,074	-	3,523

During the three months ended March 31, 2024, no amounts were transferred between Levels. The group also has a number of financial instruments which are not measured at fair value in the statement of financial position. For these instruments, the fair values are not materially different to their carrying amounts.

ELEMENTAL ALTUS ROYALTIES CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Ended March 31, 2024 and 2023

(Unaudited - Expressed in US Dollars, except where otherwise noted)

7.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	March 31, 2024	December 31, 2023
	$’000	$’000
Trade payables	182	75
Accrued interest (note 8)	70	87
Accruals	950	1,371
Other payables	638	399
Total	1,840	1,932

In December 2017, the Company acquired the Mount Pleasant gold royalty in Australia. A deferred payment of A$0.4 million is due at the point a decision is taken to mine a refractory portion of the resource and funds committed to its development. The deferred payment has not been recognized as it is not considered that the condition triggering the payment obligation will occur.

8.	BORROWINGS

2024 $’000
Opening balance at January 1, 2024	30,000
Repayment	(5,000)
Closing balance at March 31, 2024	25,000

National Bank of Canada/Canadian Imperial Banking Corp. loan

On December 1, 2022, the Company entered into an agreement with National Bank of Canada (“NBC”) and Canadian Imperial Bank of Commerce (“CIBC”) for a $40 million revolving credit facility (the “Facility”), with an option to increase to $50 million subject to certain conditions. The Facility has a term of 3 years, extendable through mutual agreement between the Company, NBC, and CIBC. Depending on the company's leverage ratio, amounts drawn on the facility are subject to interest at SOFR plus 2.50% - 3.75% per annum, and the undrawn portion is subject to a standby fee of 0.56% - 0.84% per annum. As at March 31, 2024, the balance of accrued interest was

$0.07 million (December 31, 2023: $0.09 million).

On March 21, 2024, the Company made a repayment of $5 million of its credit facility.

As at March 31, 2024, the Company had drawn down $25 million from the facility (December 31, 2023: $30 million) and the unutilized amount of the credit facility is $15 million (December 31, 2023: $10 million).

The Facility has been entered into by the Company as borrower, NBC and its subsidiaries as Administrative Agent, Sole Bookrunner and Co-Lead Arranger, and CIBC as Co-Lead Arranger and Syndication Agent. The Facility includes a number of financial covenants including maintenance of an interest coverage ratio above 3.00:1.00, maintenance of a net leverage ratio below 3.50:1.00 and maintenance of a net worth relative to that at the date of the Facility plus cumulative net income thereafter. At March 31, 2024, and 31 December 2023, the Company certified that it was in compliance with the terms of the covenants.

ELEMENTAL ALTUS ROYALTIES CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Ended March 31, 2024 and 2023

(Unaudited - Expressed in US Dollars, except where otherwise noted)

9.	SHARE CAPITAL

a)	Authorized

The Company’s authorized share structure consists of an unlimited number of common shares without par value.

b)	Share activities

The Company did not engage in equity transactions in the three months ended March 31, 2024.

c)	Stock options, performance share units and restricted share units

The Company maintains an incentive compensation plan for stock options, performance share units (“PSUs”) and restricted share units. The maximum number of shares reserved for issue under the plan shall not exceed 10% of the outstanding common shares of the Company, as at the date of the grant. The maximum number of common shares reserved for issue to any one person under the plan cannot exceed 5% of the issued and outstanding number of common shares at the date of the grant and the maximum number of common shares reserved for issue to a consultant or a person engaged in investor relations activities cannot exceed 2% of the issued and outstanding number of common shares at the date of the grant. The exercise price of each option granted under the plan may not be less than the Discounted Market Price (as that term is defined in the policies of the TSX-V). The vesting terms of the awards are in the sole discretion of the Board of Directors. All stock options and PSUs become fully vested if a change of control of the Company occurs. Options may be granted for a maximum term of ten years from the date of the grant, are non-transferable and expire within 90 days of termination of employment or holding office as a director or officer of the Company.

Stock options

Changes in share purchase options during the three months ended March 31, 2024 and the year ended December 31, 2023 are as follows:

	Number of stock options	Weighted Average Exercise Price		Weighted Average Life (Years)
Outstanding, December 31, 2022	14,335,396	C$	1.60	4.20
Granted	175,000	C$	1.40
Forfeited	(3,087,110)	C$	1.64
Outstanding, December 31, 2023	11,423,286	C$	1.59	3.21
Granted	2,980,000	C$	1.15
Forfeited	(791,550)	C$	1.59
Outstanding, March 31, 2024	13,611,736	C$	1.46	3.39
Outstanding and exercisable, March 31, 2024	11,376,736	C$	1.77	2.76

The 2,980,000 stock options granted in 2024 have a five-year term and vest over one and half years from the grant date. These options were fair valued at their grant date using the Black Scholes valuation model, based on the following key terms:

Risk-free rate	3.6%
Expected share price volatility	41%
Expect life of options	5 years

ELEMENTAL ALTUS ROYALTIES CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Ended March 31, 2024 and 2023

(Unaudited - Expressed in US Dollars, except where otherwise noted)

9.	SHARE CAPITAL (continued)

The expiration schedule of the 13,611,736 options outstanding at March 31, 2024 is as follows:

Year of expiry	Number of stock options	Weighted Average Exercise Price
2025	3,007,946	1.80
2026	59,400	1.92
2027	7,564,390	1.45
2028	-	-
2029	2,980,000	1.15

During the three months ended March 31, 2024 the Company recorded $0.29 million (2023: $nil) of share-based compensation expense to the statement of comprehensive loss based on the vesting of stock options.

Performance share units

The Company has certain performance share units outstanding which were issued to directors and officers. Changes in PSUs during the three months ended March 31, 2024 and the year ended December 31, 2023 are as follows:

Number of PSUs
Outstanding, December 31, 2022	2,895,109
Exercised	(2,395,109)
Outstanding, December 31, 2023	500,000
Outstanding and exercisable, December 31, 2023	160,000
Outstanding, March 31, 2024	500,000
Outstanding and exercisable, March 31 2024	160,000

On July 28, 2020, the Company issued 500,000 PSUs to certain employees of the Company, expiring on July 28, 2025. The PSUs vest once the Company’s share price reaches between C$1.70 and C$2.20 per share and a period of time has passed as follows: 160,000 PSUs vest after 2 years (July 28, 2022) if the share price reaches C$1.70 – this threshold has been met - and 340,000 PSUs vest after 3 years (July 28, 2023) if the share price reaches C$2.20 – this threshold has not been met as at March 31, 2024.

The fair value of the performance share units was estimated using the fair value of a common share at the grant date using the Black Scholes valuation model.

During the three months ended March 31, 2024, the Company recorded $nil (2023: $0.02 million) of share- based compensation to the statement of comprehensive loss based on the vesting of PSUs.

ELEMENTAL ALTUS ROYALTIES CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Ended March 31, 2024 and 2023

(Unaudited - Expressed in US Dollars, except where otherwise noted)

9.	SHARE CAPITAL (continued)

Restricted Share Units (“RSUs”)

The Company has established an RSU plan whereby RSUs will be issued to eligible employees or directors. RSUs give the holder the right to receive a specified number of common shares at the specified vesting date. RSUs vest over a period of three years from the grant date. RSU expense is recognized over the vesting period based upon the fair value of the Company’s common shares on the grant date and the awards that are expected to vest. The fair value is calculated with reference to the closing price of the Company’s common shares on the date of grant.

	Number of stock options	Weighted Average Life (Years)
Outstanding, 01 January 2024	-	-
Granted	1,300,000	4.91
Outstanding, March 31 2024	1,300,000	4.91

During the three months ended March 31, 2024, the Company recorded $0.05 million (2023: $nil) of share- based compensation to the statement of comprehensive loss based on the vesting of restricted share units.

d)	Basic and diluted loss per share

During the three months ended March 31, 2024, potentially dilutive common shares totaling 11,536,736 (2023: 19,961,899) were not included in the calculation of basic and diluted loss per share because their effect was anti-dilutive. Potentially dilutive common shares are from PSUs, stock options and RSUs.

10.	OPERATING EXPENSES BY NATURE

	Three months ended March 31,
	2024 $’000	2023 $’000
Salary, fees and pension	905	1,017
Corporate administration	126	150
Listing and filing fees	27	4
Marketing and promotion	79	187
Professional fees and consulting fees	397	418
Project evaluation expenses	25	161
Transaction related expenses	400	-
Total	1,959	1,937

In the statement of comprehensive loss, tax expense of $0.30 million (2023: $0.29 million) is formed of withholding tax expense of $0.35 million (2023: $0.35 million) and a deferred tax recovery of $0.05 million (2023: $0.06 million recovery).

ELEMENTAL ALTUS ROYALTIES CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Ended March 31, 2024 and 2023

(Unaudited - Expressed in US Dollars, except where otherwise noted)

11.	RELATED PARTY TRANSACTIONS

Key management includes the executive and non-executive directors and certain officers of the Company. Key management compensation during the three months ended March 31, 2024 and 2023 is as follows:

	Three months ended
	March 31,
	2024	2023
	$’000	$’000
Salary, fees, pension and professional fees	405	587
Share-based compensation	229	20
Total	634	607

Amounts due from related parties at March 31, 2024 of $1.09 million (December 31, 2023: $1.10 million) is a receivable of $0.23 million due from Aterian Plc in which the Company holds a 22.14% equity interest and $0.86 million receivable from Akh Gold Ltd which the Company holds a 19.9% equity interest.

12.	SEGMENTED INFORMATION

The Company maintains a single business segment which is its royalty interests, from which it derives its revenue, including its exploration and evaluation assets from which it intends to generate royalties.

	North America	South America	Australia	Africa	Total
	2024 $’000	2024 $’000	2024 $’000	2024 $’000	2024 $’000
Royalty interests (Carrying Amount)	16,057	449	58,361	33,691	108,558

Revenue – 3 months ending March 31, 2024	265	72	1,400	1,590	3,327

ELEMENTAL ALTUS ROYALTIES CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Ended March 31, 2024 and 2023

(Unaudited - Expressed in US Dollars, except where otherwise noted)

13.	HELD-FOR-SALE ASSETS AND LIABILITIES AND DISCONTINUED OPERATIONS

The balance of held-for-sale assets and liabilities is represented by Altau Resources Ltd.

On July 21, 2023, the Company agreed the sale of 95% of Altau Resources Limited to Canadian incorporated ANS Exploration Corp. (“ANS”). The transaction consideration includes: two uncapped 2.5% NSR royalties, $200,000 in cash comprising with $50,000 upfront and 5 quarterly payments of $30,000, 5% equity interest in Altau retained, non-dilutable until completion of a feasibility study, up to a 5% equity interest in ANS upon any future Initial Public Offering of ANS equity and, up to $1 million in milestone performance cash payments. (for delivery on either of the Projects) of: $500,000 upon a compliant resource above 1 million ounces (gold equivalent) and $500,000 on publication of a feasibility study. The 5% equity interest retained in Altau will be non-dilutable until completion of a feasibility study. ANS has a 5 year buy-back option on up to 1% of the royalties for $1.5 million each.

The value of held-for-sale assets and liabilities at March 31, 2024 was as follows:

Assets held by Altau Resources Ltd $’000
December 31, 2023	303
Additions	59
March 31, 2024	362

Liabilities held by Altau Resources Ltd $’000
December 31, 2023	61
Additions	22
March 31, 2024	83

SUBSEQUENT EVENTS

On April 22, 2024, the Company has received a 1.25%-1.40% NSR royalty on the Lithium HCK Project in the Republic of Rwanda, with Rio Tinto Mining and Exploration Limited (“Rio Tinto") having the licence to operate. The royalty serves as repayment for the Company's $0.23 million (GBP £0.20 million) receivable balance from Aterian Plc (note 11).